


06011343

28 February 2006

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Financial Statements for the full year ended 30 December 2005. Attached is a copy of the announcement and press release for your attention, please.

Yours faithfully

PROCESSED
MAR 06 2006
THOMSON FINANCIAL

Marjorie Wee (Ms)
Company Secretary

cc Christopher E. Palmer
Goodwin Procter LLP
By email: cpalmer@goodwinprocter.com

SEC MAIL RECEIVED PROCESSING SECTION MAR 01 2006 WASH. D.C. 156

Encs

MW/cl





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin)- 28Feb06.DOC



Press Release

STRONG 2005 PERFORMANCE BUT 4Q DOWN ON HIGHER FUEL COSTS

Singapore, 28 February, 2006: Global transportation and logistics company Neptune Orient Lines (NOL) today reported a full year net profit of US$804 million for 2005, representing a third consecutive year of strong performance despite significant cost pressures, particularly fuel-related costs.

The 2005 net profit before non-recurring items of US$796 million was 3% lower than the 2004 result.

NOL's 2004 net profit of US$943 million included gains from non-recurring items totalling US$120 million, including an earnout following the sale of American Eagle Tankers and a write-back of deferred tax liabilities.

Core Earnings Before Gross Interest Expense, Tax and Non-Recurring Items (EBIT) were US$898 million, a 4% decline on the record result achieved in 2004.

KEY FINANCIAL / PERFORMANCE HIGHLIGHTS

	2005	2004	Change
Revenue (US$m)	7,271	6,545	11%
Core EBIT (US$m)	898[3]	940	(4%)
Net profit before NRI (US$m)[1]	**796**	**823**	**(3%)**
NRI (US$m)[2]	8	120	(93%)
Net profits (US$m)[1]	804	943	(15%)
EPS (US cts per share)	55.35	65.47	(15%)
Ending no. of shares (m)	1,453	1,452	-

[1] Net profits refer to amounts attributable to equity holders ie. shareholders, excluding minority interest
[2] NRI = Non-Recurring Items
[3] Includes US$14 million in stock option expenses (FRS 102) in 2005

NOL Chairman Mr Cheng Wai Keung said: "The Group has delivered a strong performance in 2005, with good contributions by both the Liner and Logistics businesses.

"The NOL Group's balance sheet continues to be very strong with proforma net gearing at 0.21 times following our recently completed capital reduction and cash distribution to shareholders. The Group paid a cash distribution of S$0.92 per share on 21 February 2006.

"Since 2003 NOL has returned S$2.13 billion to shareholders," Mr Cheng said.

"The Group's strong earnings and healthy operating cash flows have enabled us to provide cash returns to our shareholders while also giving us the capacity to invest in growth projects".

In view of the cash distribution, which was significantly higher than NOL's dividend policy, the Group will not declare a final dividend for 2005. The Group remains committed to its stated dividend policy in future years, which is to pay the higher of an annual dividend of eight Singapore cents per share net, or a full year dividend payment of 20 per cent of net profits.

2005 OPERATING PERFORMANCE

NOL Group CEO Mr David Lim said: "Our good operating performance, at almost the same level as the record Core EBIT in 2004, was achieved after absorbing significant cost increases. In particular, fuel-related costs were US$194 million higher than in the preceding year. Despite this, we maintained healthy margins by continuing to stick with our core operating strategy – keeping costs low, keeping liner utilisation high, and managing liner yields carefully.

"We achieved strong volume growth of 9%, reflecting healthy demand for our Company's high quality services, and continued growth in international trade flows. Revenues were up 11% consequently, and also because we were able to secure good prices for both our liner and logistics services.

The Liner business maintained strong performance levels, achieving Core EBIT of US$845 million and a healthy Core EBIT margin of 14.2%.

The Logistics business continued its improvement, increasing its Core EBIT by 74% to US$59 million.

For the fourth quarter of 2005, revenue increased by 2% year-on-year, but Core EBIT for the Group was 28% lower at US$208 million, due largely to the impact of higher fuel-related costs.

Liner

APL, NOL's liner shipping business, achieved Core EBIT of US$845 million, down 6% on the record level of 2004.

APL's costs per FEU rose 7% over the prior year, due largely to higher bunker expenses and inland transportation costs, especially in the United States, connected with fuel cost increases. Excluding costs arising from higher fuel prices, APL's costs per FEU increased 3% year-on-year. Charter expenses were US$33 million higher than for 2004.

Further growth was achieved in both liner volumes and revenues. Liner revenues grew by 12% to US$5.96 billion. Volumes increased 9% to 1.95 million FEUs, with a well balanced mix of volumes in key trades.

Headhaul capacity increased by 11% during 2005 as a result of the delivery of five new vessels, whilst headhaul utilisations were maintained at high levels, averaging a healthy 96% for the year.

Mr Ron Widdows, CEO of APL said: "APL has once again delivered strong performance, with Core EBIT margins of 14.2%, despite a significantly more challenging business environment marked by cost pressures.

"Average revenues per FEU increased by 5% to US$2,841 per FEU, reflecting our continuing focus on ensuring we have the right combination of business to make best use of our assets. We have been responsive to market changes, constantly tuning the mix of the business through the year to maximize overall yields.

"Although APL has elected to expand its fleet at a modest rate, we were able to grow our overall volumes and business scope through 2005 by collaborating with others. Our industry partnership model has enabled capacity growth without significant investment in additional ships, and we plan to continue our responsible approach to increasing capacity through 2006.

"APL's ongoing focus on cost management resulted in cost reductions of US$36 million for the year, helping to offset the fuel and other cost pressures we face. In 2006, we plan to increase the intensity of our focus on costs, and are targeting cost savings of about US$100 million."

Logistics

APL Logistics continued its positive progress, achieving a 74% increase in its Core EBIT contribution, to US$59 million, on the back of an 11% increase in revenues, to US$1.29 billion.

Revenue grew 23% in the International Services business line and 5% in Contract Logistics.

Overall, Core EBIT margins improved from 2.9% in 2004 to 4.6% in 2005.

Mr Brian Lutt, President of APL Logistics said: "In 2005 APL Logistics achieved continued growth in both the International Services and Contract Logistics business segments.

"Our focus on growing our international logistics services businesses, with emphasis on origin services and forwarding, has made a positive contribution to these results. This will allow us to further position ourselves to capitalize on the growth in demand in this segment as a result of the ongoing relocation of sourcing and manufacturing to low cost locations such as China and India.

"Financial discipline and rigorous cost controls in our global contract logistics operation provide a strong foundation, from which we will look to shift our focus and leverage our logistics and liner capabilities to create additional value for our customers and shareholders.

"Going forward, APL Logistics will seek to further leverage our expertise in providing solutions for the automotive, retail/apparel and hi-tech and consumer electronics industries," Mr Lutt said.

BALANCE SHEET

Assisted by strong cash flow generation in the fourth quarter, the NOL balance sheet is in a strong position. The Group's pro forma balance sheet, adjusted for the capital reduction and cash distribution that has been completed since the close of the 2005 financial year, shows that the Company has net debt of US$368 million and a net gearing level of 0.21x.

Capital expenditure totalled US$208 million in 2005. Capital expenditure of US$433 million has been budgeted for 2006.

FUEL AND CURRENCY EXPOSURES

The Group's bunker costs were US$182 million higher year-on-year in 2005, a result of significantly higher fuel prices as well as overall business expansion. In the fourth quarter bunker costs were US$60 million higher than in the last quarter of 2004. Approximately 50% of the Group's increased fuel exposures are recoverable through Bunker Adjustment Factor (BAF) provisions. NOL Group continues to maintain a policy of hedging about 40% of 12-month forward bunker exposures to minimise the risk of sudden changes to bunker costs.

NOL Group's revenues and costs are largely denominated in US$. The Group's net exposure for the year to date to other major currencies in which local operating costs are incurred - the Euro, Japanese Yen, Hong Kong Dollar, Singapore Dollar, Chinese Yuan, Korean Won, Canadian Dollar, British Pound and Australian Dollar - is estimated to be about US$800 million. These exposures continue to be hedged in 2006.

GROUP OUTLOOK FOR 2006

NOL expects the business environment of the liner industry to become more challenging in 2006. There will be continuing cost pressures and we expect rates to soften in some markets. We also expect a continuing cost impact of high fuel prices, resulting in high bunker and land transportation costs.

In Logistics, NOL is targeting continued Core EBIT growth in 2006, and the Group will launch new products and solutions for customers.

The Group's focus continues to be on optimising asset utilisation, yield management and managing cost pressures, as well as investing to grow our Liner and Logistics capabilities.

"Our emphasis continues to be on growing both our Liner and Logistics businesses, and further integrating both businesses with the aim of constantly improving our service offerings for our customers. We will continue to invest and innovate to stay at the forefront of our industry, even as the operating environment becomes more challenging," Group CEO, Mr Lim said.

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr David Goodwin
Vice President Corporate Affairs
Telephone: (65) 6371 5022
Facsimile: (65) 6371 5913
david_goodwin@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL



NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL



APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Web site: www.apl.com

About APL Logistics



APL Logistics provides international, end-to-end supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Logistics Web site: www.apllogistics.com

Print this page

Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-Feb-2006 18:00:16
Announcement No.	00151

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-12-2005

Attachments:

NOL_FY05_Results.pdf
NOL_FY05_Press_Release.pdf
Total size = **584K**
(2048K size limit recommended)

Close Window



NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Financial Information
For the Financial Year Ended 30 December 2005

1.(a)(i) Consolidated Income Statement

	Group		
	2005 US$'000	2004 US$'000	% Increase/ (Decrease)
Revenue	7,271,060	6,544,756	11
Cost of sales	(5,678,185)	(5,006,000)	13
Gross profit	1,592,875	1,538,756	4
Other gains (net)			
- Miscellaneous	62,806	89,115	(30)
- Finance and investment income	31,723	19,169	65
Expenses			
- Administrative	(691,645)	(603,075)	15
- Finance	(53,304)	(96,962)	(45)
- Other operating	(84,493)	(75,816)	11
Share of results of associated companies	12,928	(1,767)	N/M
Share of results of joint ventures	3,231	4,394	(26)
Profit before income tax	874,121	873,814	0
Income tax (expense)/credit	(62,595)	72,545	N/M
Net profit for the financial year	811,526	946,359	(14)
Attributable to:			
Equity holders of the Company	803,872	942,707	(15)
Minority interest	7,654	3,652	110
	811,526	946,359	(14)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	2005 US$'000	2004 US$'000	% Increase/ (Decrease)
(A) Investment income	6,360	1,739	286
(B) Other income including interest income [1]	82,685	99,631	(17)
(C) Interest on Borrowings	(40,002)	(87,096)	(54)
(D) Depreciation and Amortisation	(246,813)	(240,557)	3
(E) (Allowance for)/Write-back of Doubtful Debts and Bad Debts (Written Off)/Written Back	(9,346)	12,867	N/M
(F) Write-back of Provision for Impairment in Value of Investments	380	2,410	(84)
(G) Foreign Exchange (Loss)/Gain	(5,964)	12,860	N/M
(H) Adjustment for Over Provision for Tax in Prior Years	1,107	97,168	(99)
(I) Profit on Sale of Investments and Property, Plant and Equipment [1]	25,415	18,037	41

[1] Items under 1.(a)(ii)(I) are included as part of 1.(a)(ii)(B), in particular the gain on sale of Lorenzo Shipping Corporation in Q2 2005 and the gain on sale of Neptune Associated Shipping Pte Ltd and its subsidiaries ("NAS") in Q1 2004.

N/M : not meaningful

1.(b)(i) **Balance Sheets** [2]

	Group			Company		
	30 Dec 2005 US$'000	31 Dec 2004 US$'000	% Increase/ (Decrease)	30 Dec 2005 US$'000	31 Dec 2004 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	1,160,946	674,527	72	9,099	2,597	250
Trade and other receivables	859,722	885,318	(3)	1,701,077	981,332	73
Inventories at cost	97,898	69,772	40	-	-	0
Other current assets	40,978	44,119	(7)	653	597	9
Total current assets	2,159,544	1,673,736	29	1,710,829	984,526	74
Non-current Assets						
Investments in subsidiaries	-	-	0	1,010,244	931,720	8
Investments in associated companies	5,898	20	29,390	23	37	(38)
Investments in joint ventures	16,585	18,406	(10)	-	-	0
Available-for-sale financial assets	13,848	5,782	140	13,589	5,742	137
Property, plant and equipment	2,259,778	2,318,118	(3)	51,519	53,289	(3)
Deferred charges	1,887	1,407	34	-	268	(100)
Intangible assets	27,492	34,471	(20)	35	37	(5)
Goodwill arising on consolidation	221,453	221,453	0	-	-	0
Deferred income tax assets	34,366	41,825	(18)	-	-	0
Derivative financial instruments	28,851	-	N/M	28,851	-	N/M
Other non-current assets	45,200	53,724	(16)	3,509	13,697	(74)
Total non-current assets	2,655,358	2,695,206	(1)	1,107,770	1,004,790	10
TOTAL ASSETS	4,814,902	4,368,942	10	2,818,599	1,989,316	42
LIABILITIES						
Current Liabilities						
Trade and other payables	871,247	757,966	15	50,449	29,836	69
Current income tax liabilities	65,638	30,317	117	11,182	13,640	(18)
Borrowings	197,077	40,260	390	6,763	16,605	(59)
Provisions	35,520	36,504	(3)	860	1,560	(45)
Derivative financial instruments	14,058	-	N/M	476	-	N/M
Other current liabilities	184,211	186,198	(1)	-	-	0
Total current liabilities	1,367,751	1,051,245	30	69,730	61,641	13
Non-current Liabilities						
Borrowings	510,261	745,141	(32)	324,474	297,275	9
Provisions	91,191	118,482	(23)	-	11,895	(100)
Deferred income	15,180	20,025	(24)	-	-	0
Deferred income tax liabilities	137,509	168,937	(18)	10,313	10,267	0
Other non-current liabilities	67,102	70,786	(5)	-	-	0
Total non-current liabilities	821,243	1,123,351	(27)	334,787	319,437	5
TOTAL LIABILITIES	2,188,994	2,174,596	1	404,517	381,078	6
NET ASSETS	2,625,908	2,194,346	20	2,414,082	1,608,238	50
EQUITY						
Share capital	814,447	813,282	0	814,447	813,282	0
Share premium	556,586	555,692	0	556,586	555,692	0
Treasury shares [3]	(1,399)	-	N/M	-	-	0
Foreign currency translation reserve	3,910	4,862	(20)	-	-	0
Retained earnings	1,222,706	805,829	52	1,020,722	239,264	327
Share-based compensation reserve	15,162	-	N/M	15,162	-	N/M
Hedging reserve	(14,577)	-	N/M	(852)	-	N/M
Fair value reserve	8,238	-	N/M	8,017	-	N/M
Capital and reserves attributable to equity holders of the Company	2,605,073	2,179,665	20	2,414,082	1,608,238	50
Minority interest	20,835	14,681	42	-	-	0
TOTAL EQUITY	2,625,908	2,194,346	20	2,414,082	1,608,238	50
Net current assets	791,793	622,491	27	1,641,099	922,885	78

[2] In accordance with the transitional provisions of FRS 39 (revised 2004) and FRS 102, there is no restatement of the balance sheets as at 31 December 2004 for the Group and the Company.

[3] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

N/M : not meaningful

1.(b)(ii) Borrowings

The Group As at 30 December 2005	Secured bank loans [4]	Unsecured bank loans	Secured finance lease liabilities [4]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,586	191,093	399	197,077
Amount repayable in :				
2007	5,891	-	125	6,016
2008	6,230	324,474	75	330,779
2009	6,652	-	14	6,566
2010	6,911	-	8	6,919
Thereafter	67,375	92,605	1	159,981
	98,544	608,172	622	707,338

As at 31 December 2004	Secured bank loans [4]	Unsecured bank loans	Secured finance lease liabilities [4]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	14,296	1,069	24,895	40,260
Amount repayable in :				
2006	5,585	-	26,439	32,024
2007	5,890	-	28,185	34,075
2008	6,200	297,275	30,033	333,508
2009	6,552	-	32,178	38,730
Thereafter	72,072	92,136	142,596	306,804
	110,595	390,480	284,326	785,401

[4] The loans are secured mainly on vessels, office equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	78,346	33,717	64,268	634,328
Amount repayable in :						
2007	348,983	37,261	69,166	31,153	49,342	535,905
2008	363,105	20,276	56,560	28,678	37,970	506,589
2009	350,495	12,115	52,295	15,002	30,864	460,771
2010	321,400	513	51,690	9,739	20,818	404,160
Thereafter	1,710,431	-	836,623	36,729	59,357	2,643,140
	3,507,417	115,159	1,144,680	155,018	262,619	5,184,893

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	404,712	48,346	77,520	25,240	63,758	619,576
Amount repayable in :						
2006	284,264	40,757	78,905	25,099	50,430	479,455
2007	197,397	33,003	68,523	22,533	34,931	356,387
2008	184,012	15,958	55,184	20,055	27,744	302,953
2009	173,460	7,765	50,481	6,326	23,656	261,688
Thereafter	400,714	67	854,445	889	49,095	1,305,210
	1,644,559	145,896	1,185,058	100,142	249,614	3,325,269

The aggregate minimum lease payments (excluding contingent rent) under non-cancellable operating leases are as follows:

The Group As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	61,819	33,717	64,268	617,801
Amount repayable in :						
2007	348,983	37,261	52,639	31,153	49,342	519,378
2008	363,105	20,276	40,033	28,678	37,970	490,062
2009	350,495	12,115	35,768	15,002	30,864	444,244
2010	321,400	513	35,163	9,739	20,818	387,633
Thereafter	1,710,431	-	544,653	36,729	59,357	2,351,170
	3,507,417	115,159	770,075	155,018	262,619	4,810,288

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	404,712	48,346	62,700	25,240	63,741	604,739
Amount repayable in :						
2006	284,264	40,757	64,085	25,099	50,430	464,635
2007	197,397	33,003	53,703	22,533	34,931	341,567
2008	184,012	15,958	40,364	20,055	27,744	288,133
2009	173,460	7,765	35,861	6,326	23,656	246,868
Thereafter	400,714	67	577,810	889	49,095	1,028,575
	1,644,659	145,896	834,323	100,142	249,597	2,974,517

[5] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c) Consolidated Cash Flow Statement

	Group	
	2005	2004
	US$'000	US$'000
Cash Flows from Operating Activities		
Profit before income tax	874,121	873,814
Adjustments for :		
Amortisation of non-current assets and deferred income	4,261	8,995
Depreciation of property, plant and equipment	242,552	231,562
Fair value gains on derivative financial instruments	(3,005)	-
Fair value losses on cross currency interest rate swaps: fair value hedge	14,514	
Fair value gains on bond	(9,494)	-
Interest expense	40,002	87,096
Interest income	(25,295)	(12,799)
Investment income	(6,360)	(1,739)
Share-based compensation costs	16,821	(223)
Fair value losses on treasury shares held under Staff Share Ownership Scheme	443	-
Write-off of intangible assets	8,677	36,655
Net profit on disposal of property, plant and equipment	(16,138)	(6,990)
Net profit on disposal of subsidiaries	(219)	(8,063)
Net profit on acquisition of additional interest in a subsidiary	-	(446)
Net profit on disposal of associated companies	(8,659)	(2,679)
Net (profit)/loss on disposal of available-for-sale financial assets	(399)	110
Net loss on disposal of other non-current assets	-	31
Net provision for impairment of loans and non-trade debts to associated companies	3,490	790
Net write-back of impairment of loans receivable	(1,256)	(4,402)
Net write-back of impairment in value of property, plant and equipment	(3,971)	(18,375)
Net write-back of impairment in value of a joint venture company	-	(1,575)
Net (write-back of)/ provision for impairment in value of other non-current investments	(606)	465
Net write-back of impairment in value of available-for-sale financial assets	-	(1,300)
Impairment of goodwill arising on consolidation	-	66,991
Net provision for/(write-back of) restructuring and termination costs	16	(11,100)
Net (write-back of)/provision for insurance, litigation and other claims	(279)	30,333
Net provision for drydocking costs	2,624	1,716
Net write-back of provision for onerous contracts - leased vessels	-	(13,545)
Net provision for/(write-back of) provision for onerous contract - leased premises	96	(279)
Provision for impairment of non-current assets	8,256	-
Share of results of associated companies	(12,928)	1,767
Share of results of joint ventures	(3,231)	(4,394)
Unrealised translation gains	(2,877)	(929)
Operating cash flow before working capital changes	1,121,156	1,251,487
Changes in operating assets and liabilities, net of effects from acquisition and disposal of subsidiaries :		
Receivables	30,626	(183,876)
Inventories	(28,126)	(10,610)
Payables	93,258	34,120
Net amount due from associated companies	(3,514)	(877)
Trading securities	-	(2)
Cash generated from operations	1,213,400	1,090,242
Interest paid	(41,346)	(100,074)
Interest received	24,257	12,404
Net income tax paid	(51,204)	(62,792)
Net cash inflow from operating activities	1,145,107	939,780
Cash Flows from Investing Activities		
Acquisition of additional interest in subsidiaries	-	(7,162)
Acquisition of a subsidiary, net of cash acquired [7]	-	754
Net proceeds from loans receivable	2,987	2,643
Investment income received	6,360	1,916
Additions in other non-current assets	(386)	(854)
Investment in joint ventures	-	(9,923)
Purchase of property, plant and equipment [6]	(204,098)	(207,516)
Purchase of intangible assets	(10,947)	(9,291)
Proceeds from disposal of property, plant and equipment	41,079	20,221
Proceeds from disposal of associated companies	3,675	61
Proceeds from disposal of available-for-sale financial assets	569	44
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [7]	(210)	47,249
Net cash outflow from investing activities	(160,971)	(161,958)
Cash Flows from Financing Activities		
Proceeds from borrowings	192,274	50,084
Dividends paid to equity holders	(391,472)	(84,883)
Dividends paid to minority interest	(1,785)	(757)
Capital contribution by minority interest	228	220
Proceeds from issue of new ordinary shares	2,059	17,912
Redemption of bonds	-	(110,741)
Repayment of borrowings	(298,006)	(517,399)
Payment of costs incurred in connection with long term financing	(1,015)	(248)
Net cash outflow from financing activities	(497,717)	(645,812)
Net increase in cash and cash equivalents	486,419	132,010
Cash and cash equivalents at beginning of financial year	674,527	542,517
Cash and cash equivalents at end of financial year	1,160,946	674,527

1.(c) Consolidated Cash Flow Statement (continued)

[6] During the financial year, the Group acquired property, plant and equipment with an aggregate cost of US$204.1million (2004: US$208.8million). Cash payments of US$204.1 million (2004: US$207.5 million) were made for these property, plant and equipment.

	Group 2005 US$'000	Group 2004 US$'000
[7] Summary of Effect of Acquisition and Disposal of Subsidiaries on the Group's Cash Flows		
Net assets acquired:		
Property, plant and equipment	-	85,340
Intangible assets	-	35,665
Current assets	-	759
Current liabilities	-	(110,842)
Non-current liabilities	-	(24,399)
Net attributable liabilities acquired	-	(12,487)
Goodwill arising on consolidation	-	12,487
Cost of acquisition of a subsidiary	-	-*
Add: Cash of a subsidiary acquired	-	754
Net cash inflow on acquisition of a subsidiary, net of cash acquired	-	754

* Cost of acquisition was at a nominal price of S$1.

	2005 US$'000	2004 US$'000
Net assets disposed :		
Property, plant and equipment	-	49,307
Intangible assets	-	134
Other non-current assets	8	581
Current assets	1,351	18,174
Current liabilities	(499)	(8,567)
Non-current liabilities	-	(9,769)
Net attributable assets disposed	860	49,860
Less : Minority interest	-	(463)
Add : Foreign currency translation reserve	13	180
	873	49,577
Profit on disposal of subsidiaries	219	8,063
Net proceeds from disposal of subsidiaries	1,092	57,640
Less : Cash of subsidiaries disposed	(1,302)	(7,959)
Less : Cash receivable from buyer of a subsidiary	-	(2,432)
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	(210)	47,249

1.(d)(i) Statement of Changes in Equity

GROUP	Share capital	Share premium	Treasury shares [8]	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Share-based compensation reserve	Hedging reserve	Fair value reserve	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company									
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 January 2005 as previously reported	813,282	555,692	-	4,862	805,829	-	-	-	14,681	2,194,346
Effect of first time adoption of FRS 39	-	-	-	-	4,650	-	8,150	8,017	-	20,817
Balance at 1 January 2005 as restated	813,282	555,692	-	4,862	810,479	-	8,150	8,017	14,681	2,215,163
Effect of early adoption of Amendment to FRS 39 [9]	-	-	-	-	(173)	-	-	173	-	-
Balance at 1 January 2005 after early adoption of Amendment to FRS 39	813,282	555,692	-	4,862	810,306	-	8,150	8,190	14,681	2,215,163
Cash flow hedges	-	-	-	-	-	-	(22,727)	-	-	(22,727)
Fair value gains on available-for-sale financial assets	-	-	-	-	-	-	-	48	-	48
Currency translation differences	-	-	-	(952)	-	-	-	-	57	(895)
Net (losses)/gains recognised directly in equity	-	-	-	(952)	-	-	(22,727)	48	57	(23,574)
Net profit for the financial year	-	-	-	-	803,872	-	-	-	7,654	811,526
Total (losses)/gains recognised for the financial year	-	-	-	(952)	803,872	-	(22,727)	48	7,711	787,952
Dividends to equity holders	-	-	-	-	(391,472)	-	-	-	-	(391,472)
Dividends to minority interest	-	-	-	-	-	-	-	-	(1,785)	(1,785)
Capital contribution by minority interest	-	-	-	-	-	-	-	-	228	228
Employee equity compensation schemes:										
- value of employee services	-	-	-	-	-	15,162	-	-	-	15,162
- proceeds from shares issued	1,165	894	-	-	-	-	-	-	-	2,059
Purchase of shares by employee benefit trust	-	-	(1,399)	-	-	-	-	-	-	(1,399)
Balance at 30 December 2005	814,447	556,586	(1,399)	3,910	1,222,706	15,162	(14,577)	8,238	20,835	2,625,908
Balance at 27 December 2003	798,527	552,535	-	5,021	(52,015)	-	-	-	11,200	1,315,268
Currency translation differences	-	-	-	(159)	-	-	-	-	(39)	(198)
Net losses recognised directly in equity	-	-	-	(159)	-	-	-	-	(39)	(198)
Net profit for the financial year	-	-	-	-	942,707	-	-	-	3,652	946,359
Total (losses)/gains recognised for the financial year	-	-	-	(159)	942,707	-	-	-	3,613	946,161
Dividends to equity holders	-	-	-	-	(84,863)	-	-	-	-	(84,863)
Dividends to minority interest	-	-	-	-	-	-	-	-	(757)	(757)
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	868	868
Capital contribution by minority interest	-	-	-	-	-	-	-	-	220	220
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(463)	(463)
Issue of new ordinary shares	14,755	3,157	-	-	-	-	-	-	-	17,912
Balance at 31 December 2004	813,282	555,692	-	4,862	805,829	-	-	-	14,681	2,194,348

[8] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

[9] In Q4 2005, the Group and the Company early adopted the Amendments to FRS 39 - The Fair Value Option, which is effective for annual periods beginning on or after 1 January 2006.

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital	Share premium	Retained earnings/ (accumulated losses)	Share-based compensation reserve	Hedging reserve	Fair value reserve	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 January 2005 as previously reported	813,282	555,692	239,264	-	-	-	1,608,238
Effect of first time adoption of FRS 39	-	-	7,496	-	(6,030)	8,017	9,483
Balance at 1 January 2005 as restated	813,282	555,692	246,760	-	(6,030)	8,017	1,617,721
Cash flow hedges	-	-	-	-	5,178	-	5,178
Net gain recognised directly in equity	-	-	-	-	5,178	-	5,178
Net profit for the financial year	-	-	1,165,434	-	-	-	1,165,434
Total gains recognised for the financial year	-	-	1,165,434	-	5,178	-	1,170,612
Dividends to equity holders	-	-	(391,472)	-	-	-	(391,472)
Employee equity compensation schemes:							
- value of employee services	-	-	-	15,162	-	-	15,162
- proceeds from shares issued	1,165	894	-	-	-	-	2,059
Balance at 30 December 2005	814,447	556,586	1,020,722	15,162	(852)	8,017	2,414,082
Balance at 27 December 2003	798,527	552,535	(474,200)	-	-	-	876,862
Net profit for the financial year	-	-	798,327	-	-	-	798,327
Dividends to equity holders	-	-	(84,863)	-	-	-	(84,863)
Issue of new ordinary shares	14,755	3,157	-	-	-	-	17,912
Balance at 31 December 2004	813,282	555,692	239,264	-	-	-	1,608,238

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

Issued and paid up capital

As at 30 December 2005, the Company's issued and paid-up capital comprised 1,453,475,876 (31 December 2004: 1,451,573,876) ordinary shares of S$1.00 each.

Share options

As at 31 December 2004, there were 19,731,000 outstanding options to subscribe for unissued ordinary shares of S$1 each exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the financial year, 1,872,000 share options were exercised to take up unissued shares of the Company at the subscription price of between S$1.00 to S$2.14 per share and 1,621,000 were cancelled.

The Company allotted a total of 1,902,000 ordinary shares in respect of the options exercised, including 30,000 options exercised in 2004 for which shares were allotted only in 2005. As at 30 December 2005, there were no options exercised for which shares have yet to be allotted.

As at 30 December 2005, options to subscribe for 16,238,000 ordinary shares remain outstanding under the NOL SOP.

Performance shares

As at 31 December 2004, there were no outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the financial year, 1,752,000 performance shares were awarded and 340,000 were cancelled.

As at 30 December 2005, 1,412,000 performance shares remain outstanding under the NOL PSP.

2. **Audit or Review of Figures**

The figures have not been audited but have been reviewed by PricewaterhouseCoopers in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information.

3. Auditors' Report (including any qualifications or emphasis of matter)

The Board of Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

28 February 2006

Our ref : ASR2C/02512160-A001/KL/TSO(14)

Dear Sirs

NEPTUNE ORIENT LINES LIMITED AND ITS SUBSIDIARIES
REVIEW OF INTERIM FINANCIAL INFORMATION
FOR THE FINANCIAL YEAR ENDED 30 DECEMBER 2005

We have performed a review on certain financial information of Neptune Orient Lines Limited set out in paragraph 1 as at 30 December 2005. Such interim financial information has been prepared by the Company for announcement on the Singapore Exchange.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual (the "Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The accompanying financial information comprises the balance sheet of the Company and the consolidated balance sheet of the Group as at 30 December 2005, and the related income statements, changes in equity and consolidated cash flows for the financial year then ended. The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully

PricewaterhouseCoopers
Certified Public Accountants
Singapore

4. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements as at 31 December 2004.

5.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

As disclosed in Q3 2005, the Group and the Company adopted the new or revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") below. The 2004 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 2 (revised 2004) Inventories
FRS 8 (revised 2004) Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004) Events after the Balance Sheet Date
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 17 (revised 2004) Leases
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 27 (revised 2004) Consolidated and Separate Financial Statements
FRS 28 (revised 2004) Investments in Associates
FRS 31 (revised 2004) Interests in Joint Ventures
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004) Earnings per Share
FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement
FRS 102 Share-based Payment
FRS 105 Non-current Assets Held for Sale and Discontinued Operations
Amendments to INT FRS 12 Consolidation - Special Purpose Entities

In January 2006, the Council on Corporate Disclosure and Governance issued Amendments to FRS 39 - The Fair Value Option. This amendment is to be applied for annual periods beginning on or after 1 January 2006. However, early adoption of this amendment is encouraged. The Group and the Company have elected to apply the amendment prospectively from the beginning of the financial year 2005.

The adoption of the above FRS and INT FRS did not have any significant financial impact on the Group and the Company except as discussed below:

(I) EFFECT OF CHANGES TO THE FINANCIAL STATEMENTS

	Group			Company		
	Increase/(Decrease) US$'000			Increase/(Decrease) US$'000		
Description of changes	FRS 39 (revised 2004) Note II (a)	FRS 102 [10] Note II (b)	Total	FRS 39 (revised 2004) Note II (a)	FRS 102 [10] Note II (b)	Total
Balance Sheets Items at 30 December 2005						
Treasury shares	-	1,399	1,399	-	-	-
Retained earnings	2,803	(14,029)	(11,226)	2,819	(2,616)	203
Share-based compensation reserve	-	15,162	15,162	-	15,162	15,162
Hedging reserve	(14,577)	-	(14,577)	(852)	-	(852)
Fair value reserve	8,238	-	8,238	8,017	-	8,017
Cash and cash equivalents	-	43	43	-	-	-
Trade and other receivables	-	1	1	411	-	411
Investment in subsidiaries	-	-	-	-	12,004	12,004
Available-for-sale financial assets	8,238	-	8,238	8,017	-	8,017
Derivative financial instruments (Non-current Assets)	28,851	-	28,851	28,851	-	28,851
Other non-current assets	380	-	380	380	-	380
Trade and other payables	(252)	1,886	1,634	-	(542)	(542)
Derivative financial instruments (Current Liabilities)	14,058	-	14,058	476	-	476
Borrowings (Non-current Liabilities)	27,199	-	27,199	27,199	-	27,199
Income Statement items for year ended 30 December 2005						
Administrative expenses	-	14,029	14,029	-	2,616	2,616
Finance expenses	2,017	-	2,017	5,020	-	5,020
Other operating expenses	(343)	-	(343)	(343)	-	(343)
Net profit for the financial year	(1,674)	(14,029)	(15,703)	(4,677)	(2,616)	(7,293)
Basic Earnings per ordinary share (in US cents)	(0.12)	(0.97)	(1.09)			
Diluted Earnings per ordinary share (in US cents)	(0.12)	(0.97)	(1.09)			

[10] The adoption of FRS 102 did not result in any impact on the income statement for performance shares awarded as previously, the Group and the Company recognised an expense in the income statement for awards under the Performance Share Plan, determined by reference to the fair value of the performance shares at the date of award.

(II) DESCRIPTION OF CHANGES

(a) FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement

FRS 39 (revised 2004) and FRS 32 (revised 2004) have affected:

(i) Classification and consequential accounting of financial assets and financial liabilities

FRS 39 (revised 2004) requires all financial assets and liabilities to be classified into appropriate categories at initial recognition. The classification depends on the purpose for which the financial assets or liabilities were acquired or incurred. The categories and the respective subsequent measurement rules are as follows:

<u>Financial assets or financial liabilities at fair value through profit or loss</u>

The Group's (a) derivative contracts that do not qualify for hedge accounting, (b) embedded derivative that is not closely related to the host contract, are classified in this category. These items are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date, with all gains and losses directly recognised in profit or loss.

The Group does not have any financial liability that is incurred for trading purpose or designated at inception under this category.

Previously, derivatives entered into for hedging purpose are accounted for in a manner consistent with the accounting treatment of the hedged items. Otherwise, any gains or losses on derivatives are recognised in the income statement on a cash settlement basis.

5.(a) (II) DESCRIPTION OF CHANGES (continued)

(a) FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement (continued)

(i) Classification and consequential accounting of financial assets and financial liabilities (continued)

Loans and receivables

These include the Group's trade and other receivables and cash and bank balances. They are initially recognised at fair value and subsequently re-measured at amortised cost using the effective interest method, less impairment.

In the separate financial statements of the Company, loans to related parties are included in this category as well.

Previously, these items were stated at cost with accrued interest (if any), less any allowance made for doubtful receivables.

Available-for-sale financial assets

These include the Group's long-term investments that are not classified in the two categories above. They are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date, with all gains and losses other than impairment losses taken to equity. Impairment losses are taken to the income statement in the period it arises. Subsequent reversal on impairment loss is recognised in the income statement. On disposal, gains and losses previously taken to equity are included in the income statement.

Previously, the quoted equity investments were stated at the lower of cost and market value on an aggregated portfolio basis, with provision for impairment in value included in the income statement and the unquoted equity investments of the Group were stated at cost less provision for impairment in value that was other than temporary, which was charged to the income statement when it arose. Any reversal of the provision was also included in the income statement.

Other financial liabilities

These are financial liabilities that are not held for trading nor designated at inception as fair value through profit or loss. These include the Group's trade and other payables, bank borrowings and issued bonds. They are initially recognised at fair value and subsequently re-measured at amortised cost using the effective interest method.

Previously, trade and other payables were stated at cost. Bank borrowings were stated at the proceeds received and transaction costs on borrowings were classified as deferred charges and amortised on a straight-line basis over the tenure of the borrowings.

(ii) Accounting for derivative financial instruments and hedging activities

FRS 39 (revised 2004) requires derivatives to be initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. The resulting gain and loss can be matched with offsetting loss or gain of the hedged item or deferred if hedge accounting is applied. The Group designates certain derivatives as either (1) hedges of fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

FRS 39 (revised 2004) also sets out certain conditions under which hedge accounting can be applied. If the conditions are not met, hedge accounting cannot be applied and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

The following are the accounting treatments of the types of hedges entered into by the Group:

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss.

Previously, fair value gains or losses (exclusive of accrued interest or settled amount) arising from derivatives entered into for hedging purpose were not accounted for. The carrying amount of hedged item was not adjusted for change in fair value attributable to hedged risk.

The Group has entered into the following derivative financial instruments to hedge its risks, namely:

(1) Cross currency interest rate swap that is (a) fair value hedge for the interest rate risk; and (b) cash flow hedge for the currency risk arising from the Group's issued bond. The cross currency interest rate swap involves the exchange of principal and fixed interest receipt in the foreign currency in which the issued bond is denominated, for principal and floating interest payment in the Group's functional currency.

(2) Interest rate collars that are cash flow hedges for the Group's exposure to interest rate risk on its borrowings. The interest rate collars combine the purchase of a cap and the sale of a floor within a specified range in which the interest rates will fluctuate. This results in insulating the Group against the risk of a significant rise in the floating rate, but limits the benefits of a drop in that floating rate.

(3) Bunker swaps that are cash flow hedges for the Group's exposure to price volatility risk of forecasted bunker fuel consumption. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price.

(4) Foreign currency forward contracts that are cash flow hedges for the Group's exposure to foreign currency risks arising from forecast or committed expenses. Foreign currency forwards are agreements to buy or sell fixed amounts of foreign currency at agreed exchange rates to be settled in the future.

5.(a) (II) DESCRIPTION OF CHANGES (continued)

(b) FRS 102 Share-based Payment

FRS 102 has resulted in a change in the accounting policy for share-based payments.

(i) Equity-settled, share-based compensation plans

The NOL Share Option Plan and Performance Share Plan are considered as equity-settled, share-based compensation plans.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in the share-based compensation reserve for share options granted or performance shares awarded under these plans after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by reference to the fair value of the share options/performance shares at the date of the grant/award and the number of share options/performance shares to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options/performance shares that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

NOL Share Option Plan

Previously, the provision of share options to employees did not result in any charge in the income statement. The Group and Company recognised an increase in share capital and share premium when the share options were exercised.

Performance Share Plan

Previously, the Group and the Company recognised an expense in the income statement with a corresponding increase in liability for performance shares awarded under this plan.

(ii) Cash-settled, share-based compensation plans

The Replacement Right Plan and Staff Share Ownership Scheme are considered as cash-settled, shared-based compensation plans.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in liability for replacement rights awarded under the Replacement Right Plan after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by reference to the fair value of the replacement rights at the date of the award and the number of replacement rights to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of replacement rights that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to liability over the remaining vesting period. Until the settlement of the replacement rights, the fair value shall be remeasured at each balance sheet date and at the date of settlement, with any changes in fair value recognised in the income statement and a corresponding adjustment to liability for the period.

FRS 102 and revised INT FRS 12 require the Group to consolidate the employee benefit trust set up for the purpose of the Company's share-based payment arrangement under the Staff Share Ownership Scheme. Arising from the consolidation of the trust, the Company's shares held by the trust will be accounted for as "Treasury Shares" in accordance with FRS 32 (revised 2004).

Replacement Right Plan

Previously, the same accounting treatment has been applied by the Group and the Company for replacement rights awarded under this plan.

Staff Share Ownership Scheme

Previously, the Group and Company recognised an expense in the income statement when contributions are payable to the employee benefit trust. Under the Staff Share Ownership Scheme, all contributions collected by the employee benefit trust are used to buy the shares of the Company.

5.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6.

GROUP	2005	2004
Earnings per ordinary share after deducting any provision for preference dividends		
a) Based on the weighted average number of ordinary shares on issue	55.35 US cts	65.47 US cts
b) On a fully diluted basis (detailing any adjustments made to the earnings)	55.22 US cts	65.44 US cts

7. Net Asset Value

	Group			Company		
	30 Dec 2005 US$	31 Dec 2004 US$	Inc / (Dec) %	30 Dec 2005 US$	31 Dec 2004 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	1.79	1.50	19.33	1.66	1.11	49.55

8. **Review of the Performance of the Group**

FY 2005 vs FY 2004

The 2005 financial year comprised 52 weeks while 2004 comprised 53 weeks.

The NOL Group recorded an 11% increase in revenue to US$7.27 billion (FY 2004: US$6.54 billion). Both the Liner and Logistics businesses contributed to the improved revenue performance.

Reported net profits in 2005 declined 15% to US$803.9 million (FY 2004: US$942.7 million). However, the 2004 net profits contained a large non-recurring gain comprising an earnout following the sale of American Eagle Tankers Group, and a write-back of deferred tax liabilities among others. Excluding non-recurring items, net profit in 2005 was 3% lower year-on-year due largely to increased cost pressures, particularly fuel-related costs.

Q4 2005 vs Q4 2004

The Q4 2005 financial period comprised 14 weeks while Q4 2004 comprised 15 weeks.

Despite the smaller accounting period in Q4 2005, the Group recorded a 2% increase in revenue to US$2.02 billion (Q4 2004: US$1.98 billion).

Net profits fell 54% from US$355.1 million in Q4 2004 to US$163.6 million in Q4 2005. Excluding non-recurring items, net profits declined 30% due partly to the smaller accounting period but largely to cost pressures, particularly fuel-related costs.

		FY 2005 [11] US$'m	Q4 2005 [11] US$'m	Q3 2005 US$'m	Q2 2005 US$'m	Q1 2005 US$'m
(a)	**Revenue**					
	Liner	5,982	1,638	1,456	1,387	1,481
	Logistics	1,290	374	303	296	317
	Others	116	36	25	26	29
	Elimination	(97)	(32)	(22)	(20)	(23)
	Total	7,271	2,016	1,762	1,689	1,804
(b)	**Core EBIT [12]**					
	Liner	845	199	249	202	201
	Logistics	59	14	17	12	16
	Others	(6)	(5)	4	(4)	(1)
	Total [13]	898	208	264	210	216

		FY 2004 [11] US$'m	Q4 2004 [11] US$'m	Q3 2004 US$'m	Q2 2004 US$'m	Q1 2004 US$'m
(a)	**Revenue**					
	Liner	5,305	1,626	1,276	1,172	1,231
	Logistics	1,167	345	271	263	288
	Others	157	43	26	33	55
	Elimination	(84)	(29)	(16)	(18)	(21)
	Total	6,545	1,985	1,557	1,450	1,553
(b)	**Core EBIT [12]**					
	Liner	900	281	248	192	179
	Logistics	34	7	14	7	6
	Others	6	1	-	8	(3)
	Total	940	289	262	207	182

[11] FY 2005 comprised 52 weeks while FY 2004 comprised 53 weeks. Q4 2005 comprised 14 weeks while Q4 2004 comprised 15 weeks.

[12] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[13] Includes US$14 million in stock option expenses (with the adoption of FRS 102) for FY 2005.

(c) Analysis by Business Units

(c)(i) Liner

FY 2005 vs FY 2004

Liner revenues rose 12% year-on-year to US$5.98 billion on the back of both volume and average revenues per FEU improvements. Volumes increased 9% while average revenues per FEU gained 5% over the previous year.

Core EBIT declined 6% year-on-year to US$845 million due mainly to the impact of increased fuel costs. Significantly higher fuel prices resulted in sharply higher bunker expenses as well as inland transportation costs.

Q4 2005 vs Q4 2004

Reported Liner revenues improved by 1% to US$1.64 billion as compared to the same period last year, despite the smaller accounting period in Q4 2005. On a normalised basis, volumes shipped in Q4 2005 increased 6% over the same period last year while average revenues were 3% higher over the same period last year.

Reported Core EBIT in Q4 2005 fell by 29% to US$199 million as compared to the corresponding period last year, in part due to a smaller accounting period. A larger impact, however, arose from the impact of higher fuel prices, resulting in higher bunker and inland transportation costs.

APL Q4 RESULTS 2005 and 2004

Unaudited

	FY 2005 [14]	Q4 2005 [14]	Q3 2005	Q2 2005	Q1 2005
Load Factors %					
Trans-Pacific East Bound	95%	95%	97%	96%	91%
Trans-Pacific West Bound	71%	65%	65%	78%	79%
Trans-Pacific Trade	86%	84%	84%	89%	86%
Latin America - North Bound	83%	76%	85%	87%	83%
Latin America - South Bound	74%	69%	74%	81%	75%
Latin America Trade	78%	72%	80%	84%	79%
Asia-Europe	97%	91%	102%	101%	98%
Europe-Asia	96%	98%	94%	99%	94%
Asia-Europe Trade	97%	94%	98%	101%	96%
Trans-Atlantic - East Bound	91%	87%	93%	91%	94%
Trans-Atlantic - West Bound	98%	94%	101%	99%	96%
Trans-Atlantic Trade	95%	91%	97%	95%	95%

	FY 2004 [14]	Q4 2004 [14]	Q3 2004	Q2 2004	Q1 2004
Load Factors %					
Trans-Pacific East Bound	97%	95%	100%	100%	94%
Trans-Pacific West Bound	76%	71%	67%	78%	88%
Trans-Pacific Trade	89%	85%	87%	92%	92%
Latin America - North Bound	77%	77%	77%	76%	77%
Latin America - South Bound	84%	90%	89%	63%	75%
Latin America Trade	80%	84%	83%	80%	76%
Asia-Europe	98%	100%	102%	100%	99%
Europe-Asia	97%	96%	96%	101%	95%
Asia-Europe Trade	98%	98%	99%	101%	97%
Trans-Atlantic - East Bound	83%	86%	88%	85%	76%
Trans-Atlantic - West Bound	98%	98%	101%	101%	89%
Trans-Atlantic Trade	90%	92%	95%	93%	83%

[14] FY 2005 comprised 52 weeks while FY 2004 comprised 53 weeks. Q4 2005 comprised 14 weeks while Q4 2004 comprised 15 weeks.

(c)(i) APL Q4 RESULTS 2005 and 2004 (Continued)

Unaudited

	FY 2005 [15]	Q4 2005 [15]	Q3 2005	Q2 2005	Q1 2005
Volume (000s FEU)					
Americas					
Trans-Pacific	710	192	175	166	177
Latin America	139	37	32	33	37
	849	229	207	199	214
Europe					
Asia-Europe	383	105	90	90	98
Trans-Atlantic	122	32	29	29	32
	505	137	119	119	130
Asia/Middle East					
Intra-Asia	592	158	136	143	155
Total Volume	1,946	524	462	461	499
Operating Expenses (US$'m)					
Americas					
Trans-Pacific	2,538	710	612	579	637
Latin America	436	120	101	104	111
	2,974	830	713	683	748
Europe					
Asia-Europe	910	265	210	212	223
Trans-Atlantic	310	85	72	71	82
	1,220	350	282	283	305
Asia/Middle East					
Intra-Asia	923	259	218	219	227
Total Operating Expenses	5,117	1,439	1,213	1,185	1,280
Analysis of Expenses (US$'m)					
Operating Cost	4,392	1,235	1,044	1,014	1,099
General and Administrative	502	142	117	121	122
Depreciation and Amortisation	222	62	51	50	59
Others [16]	1	-	1	-	-
Total Operating Expenses	5,117	1,439	1,213	1,185	1,280

	FY 2004 [15]	Q4 2004 [15]	Q3 2004	Q2 2004	Q1 2004
Volume (000s FEU)					
Americas					
Trans-Pacific	686	198	162	151	175
Latin America	137	37	31	33	36
	823	235	193	184	211
Europe					
Asia-Europe	346	105	80	75	86
Trans-Atlantic	114	35	27	26	26
	460	140	107	101	112
Asia/Middle East					
Intra-Asia	510	154	118	119	119
Total Volume	1,793	529	418	404	442
Operating Expenses (US$'m)					
Americas					
Trans-Pacific	2,289	698	547	498	546
Latin America	393	115	90	90	98
	2,682	813	637	588	644
Europe					
Asia-Europe	748	229	171	166	182
Trans-Atlantic	264	82	60	61	61
	1,012	311	231	227	243
Asia/Middle East					
Intra-Asia	711	221	160	165	165
Total Operating Expenses	4,405	1,345	1,028	980	1,052
Analysis of Expenses (US$'m)					
Operating Cost	3,765	1,155	881	835	894
General and Administrative	428	130	99	96	104
Depreciation and Amortisation	212	60	48	48	55
Others [16]	-	-	-	1	(1)
Total Operating Expenses	4,405	1,345	1,028	980	1,052

[15] FY 2005 comprised 52 weeks while FY 2004 comprised 53 weeks. Q4 2005 comprised 14 weeks while Q4 2004 comprised 15 weeks.

[16] Others consists of minority interest and share of results of associated companies and joint ventures.

(c)(ii) **Logistics**

FY 2005 vs FY 2004

APL Logistics achieved an 11% year-on-year increase in total revenue to US$1.29 billion, with higher volumes across all Logistics lines of business. International Services continued to lead this growth.

Core EBIT increased by US$25 million, or 74% on the back of improved operational efficiency resulting in higher margins.

Q4 2005 vs Q4 2004

Q4 2005 revenues totalled US$374 million, an increase of US$29 million or 8%, over the same period last year. Core EBIT was US$7 million or 100% higher, over the same period last year, with the profit improvement contributed by both the International Services and Contract Logistics business units.

APLL Q4 RESULTS 2005 and 2004

Unaudited

US$ millions

	FY 2005 [17]	Q4 2005 [17]	Q3 2005	Q2 2005	Q1 2005
BY REGION					
Revenue					
Americas	890	261	198	206	225
Europe	185	52	48	44	41
Asia/Middle East	215	61	57	46	51
Total Revenue	1,290	374	303	296	317
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	862	252	190	201	219
International Services	428	122	113	95	98
Total Revenue	1,290	374	303	296	317
Operating Expenses					
Contract Logistics Services	839	245	186	195	213
International Services	392	115	100	89	88
Total Operating Expenses	1,231	360	286	284	301
Core EBIT [18]					
Contract Logistics Services	23	7	4	6	6
International Services	36	7	13	6	10
Total Core EBIT	59	14	17	12	16
Analysis of Expenses					
Operating Cost	1,044	306	242	240	256
General and Administrative	172	50	41	40	41
Depreciation and Amortisation	11	2	3	3	3
Others [19]	4	2	-	1	1
Total Operating Expenses	1,231	360	286	284	301

	FY 2004 [17]	Q4 2004 [17]	Q3 2004	Q2 2004	Q1 2004
BY REGION					
Revenue					
Americas	830	245	185	193	207
Europe	153	45	37	31	40
Asia/Middle East	184	55	49	39	41
Total Revenue	1,167	345	271	263	288
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	818	240	181	191	206
International Services	349	105	90	72	82
Total Revenue	1,167	345	271	263	288
Operating Expenses					
Contract Logistics Services	805	236	177	189	203
International Services	328	102	80	67	79
Total Operating Expenses	1,133	338	257	256	282
Core EBIT [18]					
Contract Logistics Services	13	4	4	2	3
International Services	21	3	10	5	3
Total Core EBIT	34	7	14	7	6
Analysis of Expenses					
Operating Cost	952	281	217	216	238
General and Administrative	167	55	36	37	39
Depreciation and Amortisation	14	4	3	3	4
Others [19]	-	(2)	1	-	1
Total Operating Expenses	1,133	338	257	256	282

[17] FY 2005 comprised 52 weeks while FY 2004 comprised 53 weeks. Q4 2005 comprised 14 weeks while Q4 2004 comprised 15 weeks.

[18] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[19] Others consists of minority interest and share of results of associated companies and joint ventures.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

N.A

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

NOL expects the business environment of the liner industry to become more challenging in 2006. There will be continuing cost pressures and we expect rates to soften in some markets. We also expect a continuing cost impact of high fuel prices, resulting in high bunker and land transportation costs.

In Logistics, NOL is targeting continued Core EBIT growth in 2006, and the Group will launch new products and solutions for customers.

The Group's focus continues to be on optimising asset utilisation, yield management and managing cost pressures, as well as investing to grow our Liner and Logistics capabilities.

11. Dividend

11.(a) Any dividend recommended for the current financial period reported on?

As disclosed in Q2 2005, the Directors recommended an interim tax exempt dividend of 8.00 Singapore cents per share.

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	8.00 Singapore cents
Dividend Rate	8.00%
Par value of Shares	S$1.00
Tax Rate	Tax Exempt
Payment Date	15 September 2005

11.(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	Interim	Final	Special
Dividend Type	Cash	Cash	Cash
Dividend Amount per share	8.75 Singapore cents	14.69 Singapore cents	21.69 Singapore cents
Dividend Rate	8.75% (7.00% net of tax)	14.69%	21.69%
Par value of Shares	S$1.00	S$1.00	S$1.00
Tax Rate	20%	Tax Exempt	Tax Exempt
Payment Date	30 August 2004	25 May 2005	25 May 2005

11.(c) Date payable

On 26 May 2005, a final tax exempt dividend of 14.69 Singapore cents per share and a special tax exempt dividend of 21.69 Singapore cents per share was paid in respect of the financial year ended 31 December 2004.

On 15 September 2005, an interim tax exempt dividend of 8.00 Singapore cents per share was paid in respect of the financial year ended 30 December 2005.

11.(d) Books closure date

N.A.

11.(e) If no dividend has been declared (recommended), a statement to that effect.

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT

12. **Segment Information**
Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner - Global container transportation operations. It offers container shipping services in major trade lanes such as Trans-Pacific, Intra-Asia, Trans-Atlantic, Latin America and Asia-Europe.

2. Logistics - Global Logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax credit or expense, interest expense and interest income. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets comprise primarily of property, plant and equipment, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding those acquired through business combinations.

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
2005					
Revenues					
External sales	5,940,918	1,289,832	40,310	-	7,271,060
Inter-segment sales	21,314	52	75,782	(97,148)	-
Total revenue	5,962,232	1,289,884	116,092	(97,148)	7,271,060
Segment result	821,872	56,087	(5,290)	-	872,669
Interest expense					(40,002)
Interest income					25,295
Share of results of associated companies	-	2,150	10,778	-	12,928
Share of results of joint ventures	-	380	2,851	-	3,231
Profit before income tax					874,121
Income tax expense					(62,595)
Net profit for the financial year					811,526
Segment assets	3,030,896	432,347	1,834,123	(1,567,276)	3,730,090
Associated companies	20	5,878	-	-	5,898
Joint ventures	-	7,579	9,006	-	16,585
Unallocated assets					1,062,329
Consolidated total assets					4,814,902
Segment liabilities	2,523,099	218,590	104,096	(1,567,276)	1,278,509
Unallocated liabilities					910,485
Consolidated total liabilities					2,188,994
Other segment items:					
Capital expenditures					
- property, plant & equipment	190,345	9,793	3,960	-	204,098
- intangible assets	7,683	3,207	57	-	10,947
Depreciation	221,068	8,537	12,947	-	242,552
Amortisation	1,202	2,817	242	-	4,261
Net (write-back of)/provision for impairment	(226)	-	6,139	-	5,913
Other non-cash expenses	19,583	8,867	(1,259)	-	27,191

12. Segment Information (Continued)

Primary Segment Reporting By Business Segments (Continued)

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
2004					
Revenues					
External sales	5,284,273	1,167,119	93,364	-	6,544,756
Inter-segment sales	20,974	128	63,690	(84,692)	-
Total revenue	5,305,247	1,167,247	156,954	(84,692)	6,544,756
Segment result	895,090	(19,648)	70,042	-	945,484
Interest expense					(87,098)
Interest income					12,799
Share of results of associated companies	-	-	(1,767)	-	(1,767)
Share of results of joint ventures	-	1,284	3,110	-	4,394
Profit before income tax					873,814
Income tax credit					72,545
Net profit for the financial year					946,359
Segment assets	3,052,857	370,703	1,083,362	(785,202)	3,721,720
Associated companies	20	-	-	-	20
Joint ventures	-	12,218	6,188	-	18,406
Unallocated assets					628,798
Consolidated total assets					4,368,942
Segment liabilities	1,506,673	385,329	83,141	(785,202)	1,189,941
Unallocated liabilities					984,655
Consolidated total liabilities					2,174,596
Other segment items:					
Capital expenditures					
- property, plant & equipment	190,402	8,541	9,823	-	208,766
- intangible assets	7,278	2,001	12	-	9,291
Depreciation	208,876	9,106	13,580	-	231,562
Amortisation	4,172	4,449	374	-	8,995
Net (write-back of)/provision for impairment	(917)	54,504	(10,993)	-	42,594
Other non-cash expenses	(8,516)	554	14,283	-	6,321

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Trans-Atlantic
Americas	Trans-Pacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 "Segment Reporting". These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

12. Segment Information (Continued)
Secondary Segment Reporting By Geographical Segments (Continued)

	Sales			Total Assets		
	2005 US$'000	2004 US$'000	% Increase/ (Decrease)	2005 US$'000	2004 US$'000	% Increase/ (Decrease)
Asia/Middle East	1,472,126	1,215,555	21	1,663,288	1,190,431	40
Europe	1,588,826	1,363,498	17	208,056	190,220	9
Americas	4,210,108	3,965,703	6	1,007,657	990,717	2
Subtotal	7,271,060	6,544,756		2,879,001	2,371,368	
Vessels	-	-	0	1,491,191	1,613,763	(8)
Containers	-	-	0	407,576	357,209	14
Drydocking costs	-	-	0	37,134	26,602	40
Total	7,271,060	6,544,756		4,814,902	4,368,942	

	Capital Expenditure - Fixed Assets [21]			Capital Expenditure - Intangible Assets		
	2005 US$'000	2004 US$'000	% Increase/ (Decrease)	2005 US$'000	2004 US$'000	% Increase/ (Decrease)
Asia/Middle East	17,541	14,588	20	7,338	7,111	3
Europe	978	1,076	(9)	-	9	(100)
Americas	33,938	16,467	106	3,609	2,171	66
Subtotal	52,457	32,131		10,947	9,291	
Vessels [20]	3,940	6,373	(38)	-	-	0
Containers	119,301	159,538	(25)	-	-	0
Drydocking costs	28,400	11,724	142	-	-	0
Total	204,098	209,766		10,947	9,291	

[20] The breakdown of capital expenditure incurred on vessels was as follows:

	2005 US$'m	2004 US$'m	Inc/(Dec) %
i) Containerships	4	5	(20)
ii) Tankers	-	1*	(100)
	4	6	

* Relates to the acquisition of additional interests in a subsidiary prior to the sale of NAS on 16 March 2004.

[21] The capital expenditure incurred on IT equipment and software for 2005 was US$23 million (2004 : US$13 million).

13. Factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to Note 8 for an analysis by business units.

14.(a) Breakdown of sales as follows :-

	Group		
	2005 US$'000	2004 US$'000	% Increase/ (Decrease)
Sales reported for the first half year	3,493,006	3,003,013	16
Operating gains after income tax before deducting minority interest reported for first half year	395,692	357,688	11
Sales reported for the second half year	3,778,054	3,541,743	7
Operating gains after income tax before deducting minority interest reported for second half year	415,834	588,671	(29)

14(b). Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	2005 US$'000	2004 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	9,369	-
PSA Corporation Limited and its associates	88,108	91,904
SembCorp Marine Ltd and its associates	1,317	1,686
Transactions for the Leasing-In of Assets		
SembCorp Marine Ltd and its associates	3,802	3,752

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	2005 US$'000	2004 US$'000
Transactions for the Sale of Goods and Services		
CWT Distribution Limited and its associates	-	1,511
Keppel Telecommunications & Transportation Limited and its associates	1,073	1,498
PSA Corporation Limited and its associates	1,575	881
SembCorp Industries Limited and its associates	239	100
SembCorp Marine Ltd and its associates	251	2,383
SNP Corporation Ltd and its associates	110	-
Transactions for the Purchase of Goods and Services		
CapitaLand Limited and its associates	-	114
Keppel Telecommunications & Transportation Limited and its associates	667	668
Pacific Internet Limited and its associates [22]	-	119
PSA Corporation Limited and its associates [23]	15,763	15,852
Singapore Petroleum Company Limited and its associates	32,466	18,870
Treasury Transactions		
SembCorp Marine Ltd and its associates [24]	-	32,128

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[22] Purchases from subsidiary of Pacific Internet Limited (Safe2Travel Pte Ltd), which ceased to be an Interested Person of the Group from Q3 2005.
[23] Includes purchases from subsidiaries of PSA International Pte Ltd.
[24] Purchase of all the Fixed Rate Junior Mortgage-Backed Bonds Due 2009 issued by Chenab Investments Ltd from SembCorp Marine Ltd.

15. A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous year as follows:-

	2005 US$'000	2004 US$'000
Ordinary	70,516	379,501
Preference	-	-
Total	70,516	379,501

16. Subsequent Events

On 7 December 2005, the Company announced a proposed capital reduction exercise pursuant to which a cash distribution of S$0.92 was proposed to be made to shareholders for each ordinary share (at par value of S$1.00) in the capital of the Company held as at the books closure date (27 January 2006). No cancellation of shares or change in the number of shares held by shareholders was proposed to be made through the proposed capital reduction exercise.

On 3 January 2006, the Company announced that the proposed capital reduction exercise had been approved by shareholders at an Extraordinary General Meeting (EGM) held on that day. Court approval for the proposed capital reduction exercise and effective date for the capital reduction exercise were announced by the Company on 11 and 27 January 2006 respectively. The Company had paid a total of S$1.34 billion (US$0.82 billion) in cash to shareholders by 21 February 2006 pursuant to the capital reduction exercise.

Further, in accordance with the modified rules of the NOL SOP and the NOL PSP approved by shareholders at the EGM, and the advice of the independent financial advisor, adjustments had been made to the exercise price of the outstanding share options under the NOL SOP and the number of shares comprised in the outstanding awards granted under the NOL PSP. Exercise price of the outstanding share options was reduced by S$0.92 to S$2.06 while additional 351,758 shares were awarded under the NOL PSP to holders of the outstanding awards as a result of the capital reduction exercise.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 28 February 2006